SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TIVO SOLUTIONS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

2% CONVERTIBLE SENIOR NOTES DUE 2021

(Title of Class of Securities)

888706 AF5

(CUSIP Number of Class of Securities)

Wes Gutierrez

Treasurer

TiVo Solutions Inc.

2160 Gold Street

San Jose, California 95002

(408) 519-9100

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of the filing persons)

With a Copy to:

Jon Gavenman, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

(650) 843-5000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$230,000,000	$23,161

(1)	Estimated for purposes of calculating the filing fee only. This amount is calculated as the sum of (a) the aggregate outstanding principal amount of the 2% Convertible Senior Notes due 2021 (the “Notes”), plus (b) accrued and unpaid interest on the Notes through October 11, 2016, the day prior to the repurchase date.

(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,161	Form or Registration No.: Schedule TO-I (File No. 005-57007)
Filing Party: TiVo Solutions Inc.	Date Filed: September 13, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) is filed by TiVo Solutions Inc., a Delaware corporation (f/k/a TiVo Inc.) (the “Company”), and relates to the offer (the “Offer”) by the Company to repurchase for cash all of its outstanding 2% Convertible Senior Notes due 2021 (the “Notes”) upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of September 22, 2014, between the Company and Wells Fargo Bank, National Association, as trustee (referred to herein alternatively as the “Trustee” or the “Paying Agent”), as amended by the First Supplemental Indenture, dated as of September 7, 2016, among the Company, TiVo Corporation, a Delaware corporation (“TiVo Corporation”), and the Trustee (such Indenture as so amended and as further amended, supplemented otherwise modified from time to time, the “Indenture”), pursuant to which the Company issued the Notes; (2) the Notes; and (3) the Fundamental Change Notice and Offer to Repurchase, dated as of September 13, 2016 filed herewith as Exhibit (a)(1)(A) (as it may be supplemented or amended from time to time, the “Repurchase Notice”). This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Offer expired at 5:00 p.m., New York City time, on October 11, 2016 (the “Expiration Time”). Based on final information provided to the Company by the Trustee, $229,952,000 aggregate principal amount of the Notes were validly surrendered for repurchase pursuant to the Offer as of the Expiration Time. Accordingly, $229,952,000 aggregate principal amount of the Notes were accepted for repurchase by the Company pursuant to the Offer.

This Amendment No. 1 includes only the items in the Schedule TO that are being amended. Unaffected items are not being included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the exhibits thereto and hereto.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)	Fundamental Change Notice and Offer to Repurchase dated as of September 13, 2016, previously filed with the SEC on September 13, 2016.

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 22, 2014, between TiVo Solutions Inc. (f/k/a TiVo Inc.) and Wells Fargo Bank, National Association, as trustee. Incorporated by reference to Exhibit 4.1 to TiVo Solutions Inc. Current Report on Form 8-K filed September 23, 2014 (Commission File No. 000-27141).

(d)(2)	First Supplemental Indenture, dated as of September 7, 2016, by and among TiVo Solutions Inc. (formerly known as TiVo Inc.), TiVo Corporation and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 4.1 to TiVo Solutions Inc. Current Report on Form 8-K filed September 8, 2016 (Commission File No. 000-27141).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2016	TiVo Solutions Inc.

	By:	/s/ Wesley Gutierrez
	Name:	Wesley Gutierrez
	Title:	Treasurer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Fundamental Change Notice and Offer to Repurchase dated as of September 13, 2016, previously filed with the SEC on September 13, 2016.

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 22, 2014, between TiVo Solutions Inc. (f/k/a TiVo Inc.) and Wells Fargo Bank, National Association, as trustee. Incorporated by reference to Exhibit 4.1 to TiVo Solutions Inc. Current Report on Form 8-K filed September 23, 2014 (Commission File No. 000-27141).

(d)(2)	First Supplemental Indenture, dated as of September 7, 2016, by and among TiVo Solutions Inc. (formerly known as TiVo Inc.), TiVo Corporation and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 4.1 to TiVo Solutions Inc. Current Report on Form 8-K filed September 8, 2016 (Commission File No. 000-27141).

(g)	Not applicable.

(h)	Not applicable.